December 12, 2005

VIA COURIER AND FACSIMILE

Mary Beth Breslin
Special Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Global Electronic Recovery Corp. - Amendment No. 2 to Form SB-2 filed November 23, 2005
File No.333-127143

Dear Sirs,

Further to your telephone call on Friday, December 9 2005 I attach Amendment #3 deleting the requested information from Raymmond Communications and the reference to a now defunct EPA website link. The deletion has been redlined and appears on page 21. We have also included an auditor's consent.

Yours truly,

GLOBAL ELECTRONIC RECOVERY CORP.
By:	/s/ David O'Neill
Authorized Signatory

cc: Adelaja Heyliger
Kevin Kuhar
Jay Webb